Cayson Acquisition Corp

420 Lexington Ave, Suite 2446

New York, NY 10170

September 17, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cayson Acquisition Corp
Registration Statement on Form S-1
File No. 333-280564

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cayson Acquisition Corp hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on September 19, 2024 or as soon thereafter as practicable.

Sincerely,

CAYSON ACQUISITION CORP

/s/ Yawei Cao
Yawei Cao
Chief Executive Officer